                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-K

               [x]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1995
                                       or
             [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from  _________________ to _________________

                         Commission file number 0-20450

                              SWING-N-SLIDE CORP.
             (Exact name of registrant as specified in its charter)


Delaware                                                              36-3808989
(State or other jurisdiction of                                 (I.R.S. employer
incorporation or organization)                            identification number)

1212 Barberry Drive                                                   53545
Janesville, WI                                                      (Zip code)
(Address of principal executive offices)

Registrant's telephone number including area code            (608) 755-4777

Securities registered pursuant to Section 12(b) of the Act:

                                               Name of each exchange on
      Title of each class                          which registered
      -------------------                      ------------------------
             N/A                                         None

Securities registered pursuant to Section 12(g) of the Act:

                                 Common Stock,
                            ------------------------
                            par value $.01 per share
                                 Title of class

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                     Yes   X                            No
                         -----                             -----

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [_]

The aggregate market value of the voting stock held by nonaffiliates as of March 11, 1996 was $8,547,938 (excludes shares held by directors and officers of registrant). This is based on the closing price of the common stock on the AMEX
- - American Stock Exchange.

At March 11, 1996, there were 6,004,000 shares of common stock outstanding.

Part III incorporates information by reference from the Proxy Statement for the annual meeting of stockholders to be held on April 25, 1996.

                                                             Swing.N.Slide Corp.

PART I

ITEM 1 - BUSINESS

GENERAL
Swing-N-Slide is the leading designer, manufacturer and marketer of do-it-yourself, wooden home playground equipment sold through home center, building supply and hardware stores. The Company's primary product lines are wooden swing set kits, wooden climbing unit kits, plastic slides and related accessories. The Company's products are sold through more than 8,000 home center, building supply and hardware stores, including substantially all Payless Cashways, Lowe's, 84 Lumber and Menards stores, and some HWI and Ace Hardware stores.

Swing-N-Slide (previously known as Newco Holdings, Inc,) was incorporated in Delaware on January 10, 1992, and on January 31 of that year its wholly- owned subsidiary Newco, Inc., a Wisconsin corporation (previously known as Newco Acquisition Co., "Newco") and Newco's wholly-owned subsidiary, Newco Fabricating, Inc., a Wisconsin corporation ("Fabricating"), both of which were incorporated on November 27, 1991, acquired substantially all of the assets and business (the "Acquisition") of the Predecessor Company. The Predecessor Company was liquidated subsequent to the Acquisition. Effective December 31, 1992, Newco's wholly owned subsidiary, Newco Fabricating, Inc. was liquidated and merged with Newco.

Swing-N-Slide's swing set and climbing unit kits each contain a well-illustrated and easy-to-understand assembly plan, hardware, certain accessories and a bill of materials. The Company does not generally sell the standard-sized lumber, nails and tools required to construct the do-it-yourself kits. Instead, the same retailers which carry the Company's products benefit from the sale of these items, particularly lumber. Swing-N-Slide estimates that the sale of its swing set and climbing unit kits results in incremental sales of lumber of approximately one-half to two times the retailers' cost for the kits. Retailers typically sell the Company's kits and the required lumber for a package price. Slides and accessories are sold separately.

The number of outlets which carry the Swing-N-Slide product line has increased from approximately 1,600 in 1989 to over 8,000 in 1995. Swing-N-Slide's customers currently include 16 of the top 20 home center chains in the U.S.

PRODUCTS AND MARKETS

Swing-N-Slide offers a broad line of wooden swing set and climbing unit kits, plastic slides and accessories for home playground use. The Company's kits contain well-illustrated and easy-to-understand instructions to simplify construction by do-it-yourself consumers. None of Swing-N-Slide's kits require complex cuts or special tools, and only one of its kits requires cement for stability. Swing-N-Slide's kits are specifically designed to be assembled by the consumer, and most of its kits can be combined with each other and the Company's high density polyethylene slides. Swing-N-Slide estimates that its swing set kits generally can be assembled by two adults in approximately two to four hours depending on the kit. Its climbing units generally can be assembled by two adults in six to twelve hours, depending on the size of the unit.

The following table presents the Company's estimated net sales by product lines as a percentage of the Company's total net sales for each of the periods shown:



                             Year Ended         Year Ended          Year Ended            Year Ended           Year Ended
                          December 31, 1991   December 31, 1992   December 31, 1993     December 31, 1994    December 31, 1995
                          -----------------   -----------------   -----------------   -------------------    -----------------
                            Net     Percent     Net     Percent     Net     Percent      Net       Percent     Net     Percent
                           Sales   of Total    Sales   of Total    Sales   of Total     Sales     of Total    Sales   of Total
                          ----------------------------------------------------------------------------------------------------
                                                              (dollar amounts in thousands)
Swing sets..............  $ 6,412        19%  $ 7,623        17%  $ 7,529        15%     $ 6,884        13%  $ 6,761        15%
Climbing units..........    7,548        23%   10,543        23%    8,323        16%       7,962        15%    4,661        10%
Slides..................   10,207        31%   15,908        34%   19,663        38%      18,448        36%   15,497        34%
Accessories.............    6,381        19%    9,762        21%   12,669        25%      12,905        25%   12,003        27%
Fabrication and other...    2,789         8%    2,460         5%    2,890         6%       5,617        11%    6,155        14%
                          ----------------------------------------------------------------------------------------------------
Total net sales.........  $33,337       100%  $46,296       100%  $51,074       100%     $51,816       100%  $45,077       100%
                          ====================================================================================================



                                     ( 2 )

                                                            Swing.N.Slide Corp.
SWING SETS

The swing set kits manufactured and sold by the Company include an assembly plan, swing hangers, chains and seats, rings, brackets, and hardware in an attractive box that illustrates and lists the lumber, nails and tools required to complete the kit.

Swing-N-Slide currently sells five basic designs of swing set kits. These include the Pioneer(TM) kit which was introduced for 1985 and the Scout(TM) which was introduced for 1988. These two kits were redesigned for 1992 to allow consumers to build two or three different designs by using different lumber with the same Swing-N-Slide(R) kit. The Company believes that none of its competitors offer more than one design in their kits. Another swing set kit is the Pikes Peak(R) which was introduced for 1990. For 1993, the Mustang(R) was introduced. This kit allows consumers to build four different designs and can accommodate the Giant Cool Wave Slide(R), the Turbo Tube Slide(R), the Wiggle Wave Slide(TM) or the Side Winder Slide(TM). For 1995, the Competitor(TM) was introduced. The Competitor(TM) combines a swing set and climbing unit into one activity center.

The majority of Swing-N-Slide's customers advertise and price the swing set kits and lumber required to complete the kits together as a complete package. Swing-N-Slide estimates that home center and building supply chains generally sell its Scout(TM), which does not include a slide, for between $100 and $135 with lumber and its Mustang(R), with a Giant Cool Wave Slide(R), for between $280 and $320 with lumber. The Company believes that retailers sell comparable metal swing sets without a slide for between $70 and $90 and with a slide for between $160 and $180. The Company believes that pre-cut wooden kits which include a slide sell for approximately $400.

CLIMBING UNITS

Swing-N-Slide currently manufactures and sells eight basic designs of climbing units. The climbing unit kits consist of an assembly plan, climbing rope, climbing ladder, tarp, fasteners and assembly hardware and a bill of materials packaged in an attractive box that illustrates and lists the lumber, tools, and nails required to complete the kits. The Company introduced the Eagles Nest(TM) climbing unit kit for 1989. This kit was redesigned for 1991 to allow consumers to build two different designs by using different lumber with the same Swing-N-Slide(R) kit. For 1994, the Eagles Nest(TM) was again redesigned to have three design options including a version requiring significantly less lumber. The Sky Fort(R) was introduced for 1992. For 1993, the Sky Fort(R) was redesigned to allow consumers to build two designs from the one kit. A new kit for 1993 was the Twin Towers(R) which features two climbing towers that are joined by the Tower Tunnel(R) . Both the Sky Fort(R) and Twin Towers(R) can be built to accommodate the Turbo Tube Slide(R). A new kit for 1994 was the Jolly Roger(TM), which has two decks and can accommodate the Cool Wave Slide(R), Giant Cool
Wave Slide(R), Side Winder Slide(TM) or Wiggle Wave Slide(TM). Also new for 1994, were the Covered Wagon(R) and Star Tower(TM) climbing unit kits which feature the Covered Wagon(R) roof. For 1996, the Playdeck(TM) and Sandcastle(TM) kits are being introduced. The Playdeck(TM) is an open deck featuring solid wood construction and the ability to handle up to four slides at the same time. The Sandcastle(TM) kit features three slide platforms, sturdy polyethylene panels and flags and accepts every slide offered by Swing-N-Slide.

Custom units which are installed by third parties generally cost more than $2,000. As with the swing set kits, the Company's customers typically advertise and sell the climbing unit kits and the lumber required to complete the kit as a package. The Company estimates that the average retail prices at home center and building supply chains for its climbing unit kits range between $225 and $950, including the lumber required to complete the kits.

SLIDES
Swing-N-Slide designs and manufactures high density polyethylene slides for use on both its swing sets and climbing units. In addition, the slides are readily adaptable for use on pre-cut, do-it-yourself and custom climbing units produced by other manufacturers. Prior to 1991, the Company marketed only metal slides. The Company is currently selling only its high density polyethylene Cool Wave Slides(R), Turbo Tube Slides(R), Side Winder Slides(TM) and Wiggle Wave Slides(TM). The yellow Cool Wave Slide(R) was introduced for 1991. The Company believes that its Cool Wave Slide(R) was one of the first plastic slides which was designed specifically for home use with wooden swing sets or climbing units. For 1992, Swing-N-Slide introduced the Giant Cool Wave Slide(R) for use on its Sky Fort(R) climbing unit. The Turbo Tube Slide(R) was introduced in 1993 and is a fully enclosed tubular spiral slide. The Turbo Tube Slide(R) can be used with several of the Company's swing sets and climbing units. In 1994, a new color, teal was introduced. For 1995, the Side Winder Slide(TM) was added to the Company's line of slides. The Side Winder Slide(TM) features a 90 degree right hand curve and is available in yellow or teal. The Twister Tube Slide(TM) and Wiggle Wave Slide(TM) are two new slides for 1996.

All of the Company's climbing unit kits and most of its swing set kits are specially designed to incorporate the Cool Wave Slides(R), Side Winder Slide(TM), Wiggle Wave Slide(TM), Twister Tube Slide(TM), or the Turbo Tube Slide(R). The Company believes that its high density polyethylene slides are superior to metal slides because they are longer, come in a variety of colors, do not become as hot in the sun as metal slides and do not rust. The Company estimates that its Side Winder Slides(TM) and Cool Wave Slides(R), which are


                                     ( 3 )

                                                            Swing.N.Slide Corp.

sold with the necessary mounting hardware, are sold by home center and building supply chains at average prices ranging from $55 to $100 and its Turbo Tube Slide(R) is sold at average prices ranging from $300 to $375.

ACCESSORIES
Swing-N-Slide sells a broad line of accessories which complement its swing set and climbing unit kits. Examples of accessories include swing seats, metal and wood swing hangers, climbing ropes, ladders, nets, merry-go-rounds and replacement tarps. Both the Company's swing set and climbing unit kits include between one and four open spots that the consumer can customize with various accessories. Therefore, a significant portion of the Company's accessories are sold in connection with the purchase of a swing set or climbing unit kit and as upgrades or replacement parts for the Company's growing base of installed kits. The Company also believes that a portion of its accessories are sold as replacement parts for wooden and metal gym sets produced by other manufacturers.

Swing-N-Slide has a successful history of introducing new accessories to complement its kits, and this success has contributed to its sales growth. In fiscal year 1988, the Company's accessory line included eleven individual items. Currently, Swing-N-Slide offers thirty-one individual accessory items. Included in the accessory product line is one smaller kit: a Teeter Totter, which was introduced for 1991. The Child Lawn Swing, Family Swing, Steering Wheel, and Teddy Bear Swing(R) products were introduced for 1993. For 1995, the Helicopter Swing, 3-In-1 Glider, and the Horse Swing accessories were introduced. Three new accessories for 1996 are the Snug-Fit Swing Seat(TM), Poly Ring/Trap Combo and Telescope. The Company estimates that retail prices charged by home center and building supply chains for accessory items range from $0.60 for a swing hanger to $90 for a merry-go-round with the average retail price of an accessory in the price range of $10 to $20.

COMMERCIAL PLAYGROUND SYSTEMS
In 1994, the Company introduced the new product category of Tuff Kids(TM) commercial playground systems. This is a complete playground system targeted at small to medium-size applications such as day care centers, churches, campgrounds and schools.

Installation options for Tuff Kids(TM) commercial playgrounds range from do-it-yourself to full installation by a contractor. The Tuff Kids(TM) line is sold through the same distribution channels as the Company's home playground equipment. There are five basic models of the Tuff Kids(TM) commercial units. By using a modular approach, future expandability becomes simplified. Also, three different commercial slides as well as thirteen accessories are available to complement the Tuff Kids(TM) line. For 1996, the Tuff Kids swing set is being introduced.

The Company estimates that home centers and building supply chains generally sell the basic unit of the Tuff Kids(TM) playground systems for between $2,700 and $3,000 including lumber and the largest unit of the Tuff Kids(TM) playground system sells for between $10,000 and $12,000 including lumber.

FABRICATION AND OTHER PRODUCTS

The Company manufactures several component parts for the Swing-N-Slide kits and accessories and also designs and manufactures custom fabricated metal parts for a small group of original equipment manufacturer (O.E.M.) customers primarily based in Wisconsin. During 1991, Swing-N-Slide intentionally reduced the number of O.E.M. customers from 110 to 35 to ensure adequate capacity for internal needs and to reduce selling and administrative costs. Sales to five of those customers constitute substantially all of the production not used in the Company's swing sets and climbing units. The Company's fabrication operations produce its EZ Frame Brace(R) and EZ Frame Bracket(R) and provide flexible and timely design and redesign of subcomponents and prototypes and special tooling for manufacture and use by the Company and its subcontractors. The Company's sales to O.E.M. customers enable it to cost-effectively maintain a core of full-time, highly-skilled workers despite the seasonal nature of Swing-N-Slide's primary business.

The Company will begin selling in 1996 a line of four pre-cut incense cedar backyard playground kits. These kits include all required cut, drilled and sanded lumber, hardware, certain accessories and an easy to follow assembly plan. High density polyethylene slides are included in three of the four kits. These kits are expected to retail between $399 and $749.

CUSTOMERS
Because the Company's products are designed for the do-it-yourself consumer, and because its kits usually require lumber, almost all of Swing-N-Slide's sales are made to home center and building supply retailers such as Payless Cashways, Lowe's, 84 Lumber and Menards and hardware stores which carry lumber such as HWI and Ace Hardware Stores. The Company's market penetration has increased significantly during the last five years as a result of increased market acceptance of its products and intense marketing efforts. The total number of retail outlets which carry the Company's Swing-N-Slide product line has increased from approximately

                                     ( 4 )

                                                            Swing.N.Slide Corp.

1,600 outlets in 1989 to 2,400 in 1990 to 4,900 hundred in 1991 and to over 8,000 as of December 31, 1995. The Company's customers currently include 16 of the top 20 home center chains in the U.S.

Due to the increasingly competitive nature of the home playground equipment market, approximately 300 retail outlets that carried the Company's Swing-N-Slide(R) product line during 1994 chose to switch to a competitor for the 1995 selling season. We expect the market for home playground equipment to remain highly competitive. Each year customer programs are negotiated for the upcoming selling season. While we expect that there will be customers that choose to switch to a competitor, we also expect to add customers who either sold a competitor's product line or didn't carry a home playground equipment product line in 1995.

One customer, Lowe's, accounted for 16 percent of sales in 1995. Sales to another customer, Menard's, were 11 percent of net sales in 1995. The Company's top five customers accounted for 43 percent of total sales in 1995. The loss of significant customers, such as Lowe's or Menard's, or a significant decline in the amount of business from such customers, could have a material adverse effect on the Company.

MANUFACTURE AND ASSEMBLY
All of Swing-N-Slide's consumer products are assembled and packaged at the Company's 132,000 square foot modern facility located in Janesville, Wisconsin. This plant, originally constructed in 1989 with a 44,000 square foot addition in 1990 and a 66,000 square foot addition in 1992, was designed specifically to assemble, package and warehouse the Swing-N-Slide(R) product line. This facility and the Company's production processes are designed to ensure maximum production flexibility. The plant has multiple production lines which enable Swing-N-Slide to produce varying quantities of products or change production runs depending on customer demand. The Company believes that its facilities will be sufficient for at least the next twenty-four months.

Swing-N-Slide typically enters into annual purchase agreements with suppliers of major subcomponents such as fasteners, polyethylene, swing set chains and hooks. Annual requirements for the following calendar year are estimated during the fall and winter months, and the Company commits to purchase agreed upon amounts, plus or minus 20 percent, at agreed upon prices. These purchase agreements usually extend from January 1 to December 31. Management believes that alternate sources of supply are readily available for substantially all raw materials and components. The Company believes that it currently has an adequate supply of raw materials and components. Imports represent an insignificant portion of the Company's raw materials.

Manufacturing of subcomponents of consumer products and products sold to O.E.M. customers is conducted in a separate building, approximately one-half block away from the Company's main facility. Equipment located in this facility cuts, welds, shapes and paints certain subcomponents of the Company's consumer products, particularly its EZ Frame Brace(R) and EZ Frame Bracket(R) and other steel brackets, braces, and clamps used in the swing set and climbing unit kits. The Company also cuts, shapes, welds, and paints a wide variety of customized parts for a small group of O.E.M. customers. Engineering and manufacturing support are all performed by the Company based upon specifications prepared by these O.E.M. customers. The primary raw materials used in these operations include steel and paint, both of which are in adequate supply. In 1993, the Company installed a modern powder paint system that has streamlined painting operations and increased capacity by over 300 percent.

COMPETITION

The market for home playground equipment is highly competitive and the Company faces competition from manufacturers of metal swing sets and pre-cut and custom built wood kits. Hedstrom Corporation is a major manufacturer and marketer of metal gym sets, plastic and metal slides and accessories. Hedstrom Corporation also manufactures and sells a competing line of wooden swing set and climbing unit kits. Several other manufacturers also manufacture and market kit products which are similar to the Company's kits. The Company competes on the basis of design, a complete merchandising program, quality, timeliness of delivery, service, price, packaging and brand name recognition. The Company believes that its design capabilities, complete merchandising program and reputation for delivery enable it to compete effectively. Swing-N-Slide's reputation as a pioneer in the market has also been an important element of its successful operations. Although there are no significant technological or manufacturing barriers to entry into the home playground equipment business, factors such as brand recognition, the Company's established relationships with its home center and building supply retailers and quality assurance may discourage new competitors from entering the business.

Since assembly of the Company's kits requires lumber, retail prices of the complete kit package with lumber vary with the price of lumber which has shown volatility over the past few years. A substantial increase in lumber prices could cause Swing-N-Slide's products to have less market acceptance or result in significant price erosion which would have a material adverse effect on


                                     ( 5 )

                                                            Swing.N.Slide Corp.

Swing-N-Slide's profitability. In addition, because almost all of the Company's sales are made to retailers which appeal to do-it-yourself consumers, changes in economic activity which impact these retailers may also have an impact on the Company's sales.

SEASONALITY AND BACKLOG
Swing-N-Slide's sales pattern is highly seasonal and the bulk of the Company's sales take place during the spring and early summer months, the peak selling season. During fiscal years 1993, 1994 and 1995 approximately 79 percent, 80 percent and 74 percent respectively, of the Company's net sales occurred between January 1 and June 30. The Company's backlog as of any given date is not a meaningful measure because, even during peak periods, orders are generally filled three business days from receipt of the order.

TRADE NAMES AND TRADEMARKS
Swing-N-Slide uses numerous trademarks and trade names in its business. While the Company believes that the products and services underlying such trade names and trademarks are of great importance to the Company and that such trademarks and trade names as a whole are of material importance to the Company's business in which they are used, none, besides Swing-N-Slide(R), individually is material to the Company's business.

REGULATION
The Company's products are designed and tested to meet the safety guidelines of the American Society for Testing and Materials (ASTM) for home playground equipment. The Company employs PFS Corporation, an independent testing company located in Madison, Wisconsin, to conduct on-going testing of its products to ensure that they comply with the ASTM guidelines. These independent test results are documented by PFS Corporation and kept on file by the Company.

Swing-N-Slide is subject to the environmental laws and regulations of the United States and the State of Wisconsin as well as local ordinances. The Company has established procedures for maintaining environmental law compliance, including procedures for the disposal of limited quantities of hazardous waste, with United States Environmental Protection Agency ("EPA") licensed haulers and recyclers. Swing-N-Slide also incurs on-going costs in monitoring compliance with environmental laws and in connection with disposal of waste materials. Environmental laws imposed by the EPA and state officials nationwide are becoming more stringent and may result in higher costs for the Company and its competitors. Costs for environmental compliance and waste disposal have not been material to Swing-N-Slide in the past.

In general, the Company has not experienced difficulty complying with governmental regulations, and compliance has not had a material effect on Swing-N-Slide's business.

EMPLOYEES
At December 31, 1995, Swing-N-Slide had 208 full-time employees consisting of four sales and marketing employees, 48 in administration and 156 engaged in manufacturing and assembling. During peak production seasons, such as March, the Company hires approximately 90 additional temporary employees for manufacture and assembly. None of the full-time or temporary employees are represented by a union. The Company has never suffered a work stoppage or slowdown.


                                     ( 6 )

                                                            Swing.N.Slide Corp.

ITEM 2 - PROPERTIES

Swing-N-Slide's manufacturing and assembly facilities and corporate offices are located in Janesville, Wisconsin. The facilities consist of an approximately 132,000 square foot building and a 30,000 square foot building on approximately twenty-six acres. All land and facilities are owned by the Company.

The Company has entered into a noncancelable operating lease through 2002 of an approximately 92,000 square foot building to provide additional warehouse space. This building is located in Janesville, Wisconsin and should provide sufficient storage space for an adequate supply of the Company's products to meet demand. The Company had previously leased additional warehouse space on a short-term basis during the peak season.

ITEM 3 - LEGAL PROCEEDINGS

Due to the nature of its business, the Company, at any particular time, is subject to a number of product liability claims for personal injuries allegedly relating to its products. The Company has to date been successful in defending or settling such claims. Thus far, no such claims have resulted in any material payments on account of defending or settling such claims. The Company's products are designed to meet applicable ASTM guidelines. However, sales of the Company's products have increased and several of the Company's products are new and, therefore, the claims experience with such products cannot be predicted. Because of the foregoing factors, there can be no assurance that the Company will not be subject to material liabilities on account of product liability claims in the future.

The Company currently maintains an occurrence based product liability insurance policy with coverage of up to $2.0 million per occurrence and in the aggregate with a deductible of $50,000 per occurrence. In addition, the Company maintains an additional

$25.0 million per occurrence and in the aggregate of excess occurrence based coverage for product liability claims with a deductible of $10,000 per occurrence.

In addition to product liability proceedings, the Company has, from time to time, become a party to other claims and lawsuits in the ordinary course of business. The Company believes that such claims and lawsuits to which the Company is currently a party will not have a material adverse effect on the financial condition or results of operations of the Company.


ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's security holders during the last quarter of the year ended December 31, 1995.



                                     ( 7 )

                                                            Swing.N.Slide Corp.

PART II

ITEM 5 - MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER'S MATTERS

COMMON STOCK PRICES AND DIVIDENDS
The Company's stock has been traded on the American Stock Exchange (AMEX) since August 10, 1995, under the symbol "SWG". From July 6, 1995 to August 9, 1995, the stock was traded on the over-the-counter market and prior to July 6, 1995, the stock was traded on the Nasdaq National Market System. Set forth below for the calendar quarters indicated are the high and low closing prices.

                             ----------------           -----------------
                                   1994                       1995
                             ----------------           -----------------
                             HIGH       LOW             HIGH        LOW
      1st Quarter            13         9 1/2           8 7/8       3 3/4
      2nd Quarter            11         9 1/2           5 1/4       3 1/4
      3rd Quarter            10 1/4     8 1/4           4 13/16     3 5/8
      4th Quarter             9 1/2     7 3/4           4 15/16     3 1/2


As of December 31, 1995, there were approximately 1,150 beneficial owners of the Company's common stock.

There have been no dividends paid to stockholders since the inception of the Company in January, 1992. Under the terms of the current credit agreement, the Company's operating subsidiary cannot pay any dividends to the Company to fund dividends by Swing-N-Slide to its public stockholders.

On January 19, 1995, Swing-N-Slide purchased 3,600,000 outstanding shares of its Common Stock pursuant to a self tender offer at $11 per share which was financed by a new bank credit agreement.

On February 16, 1996, GreenGrass Holdings, a Delaware general partnership ("GreenGrass Holdings"), purchased 3,510,000 shares of Common Stock of Swing-N-Slide pursuant to a $6.50 per share cash tender offer. This purchase was financed by contributions from GreenGrass Holdings' two general partners, GreenGrass Capital LLC, comprised of seven institutional investors, and GreenGrass Management LLC, comprised of eight senior management executives of Swing-N-Slide. Upon purchase of the 3,510,000 shares, together with shares of Common Stock contributed by members of the two general partners, GreenGrass Holdings owned 60.9% of the shares of Common Stock of Swing-N-Slide.



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

                                                            Swing.N.Slide Corp.

ITEM 6 - SELECTED FINANCIAL DATA

                                             Predecessor(1)                               Company
                                         ----------------------  -----------------------------------------------------------
                                                              Year Ended
                                          Year Ended       December 31, 1992       Year Ended    Year Ended      Year Ended
                                         December 31,  -------------------------  December 31,  December 31,    December 31,
                                             1991      To Jan. 31,  From Feb. 1,      1993           1994           1995
                                         ------------  -----------  ------------  ------------   ------------   ------------
                                                              (in thousands, except per share amounts)
Statement of operations data:

Net sales                                  $33,337       $ 3,951      $42,345       $51,074        $51,816        $45,077
Gross profit                                17,014         2,229       22,058        26,769         25,500         21,902
Operating income                            10,402         1,405       11,038        13,786          7,909         11,131
Income before income taxes
 and extraordinary item                      9,745         1,391        3,942        12,569          7,378          6,727
Extraordinary item
 (net of tax benefit)                            -             -         (922)            -              -              -
Net income                                   9,745         1,391        1,274         7,962          4,591          4,127

Pro forma income taxes (2)                   3,815           545            -             -              -              -
Pro forma net income (2)                     5,930           846            -             -              -              -

Per common share:

Income before extraordinary item                                      $  0.28       $  0.83          $0.48          $0.67
Extraordinary item                                                      (0.12)            -              -              -
Net income                                                               0.16          0.83           0.48           0.67

Balance sheet data (at period end):

Working capital(deficit)                   $ 1,309       $  (277)     $ 2,332       $(4,783)       $ 2,178        $   (81)
Total assets                                 7,093        46,548       46,679        44,330         47,610         44,585
Total debt(3)                                1,804        45,745       19,720         9,909          7,588         41,738
Total stockholders' equity (deficit)(4)      2,706        (3,627)      22,872        30,834         35,425           (796)


(1) Swing-N-Slide was formed in January 1992 and acquired substantially all of the assets and business of the Predecessor Company on January 31, 1992.
(2) The Predecessor Company elected to be treated as an S Corporation for income tax purposes and accordingly did not pay federal or state income taxes. The pro forma information has been computed as if the Predecessor Company were subject to federal and state income taxes for such periods, based on the tax laws in effect during the respective periods.
(3) Includes seasonal revolving loan and current and long-term portions of debt and capital leases.
(4) Net of historical stockholder distributions for the Predecessor Company.



                                     ( 9 )

                                                             Swing.N.Slide Corp.


ITEM 7- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussions compare the results of the operations of Swing-N-Slide for the year ended December 31, 1995, to the results of operations of Swing-N-Slide for the year ended December 31, 1994, and the results of operations of Swing-N-Slide for the year ended December 31, 1994, to the results of operations of Swing-N-Slide for the year ended December 31, 1993.

RESULTS OF OPERATIONS:

The following table shows, for the periods indicated, information derived from the consolidated statements of income of the Company expressed as a percentage of net sales for such period.

                                                                  As a Percentage of Net Sales
                                                   ---------------------------------------------------------
                                                      Year ended           Year ended          Year ended
                                                   December 31, 1993   December 31, 1994   December 31, 1995
                                                   -----------------   -----------------   -----------------
    Net sales......................................     100.0%              100.0%              100.0%
    Cost of goods sold.............................      47.6%               50.8%               51.4%
    Gross profit...................................      52.4%               49.2%               48.6%
    Operating expenses:
        Selling....................................      12.8%               13.9%               11.8%
        General and administrative.................       8.1%                9.1%                9.8%
        Amortization of intangible assets..........       4.5%               10.9%                2.3%
    Total operating expenses.......................      25.4%               33.9%               23.9%
    Operating income...............................      27.0%               15.3%               24.7%
    Income before income taxes.....................      24.6%               14.2%               14.9%



YEAR ENDED DECEMBER 31, 1995, COMPARED TO THE YEAR ENDED DECEMBER 31, 1994.

NET SALES.

Net sales decreased by $6.7 million, or 13.0 percent, for the year ended December 31, 1995, as compared to the year ended December 31, 1994. Sales of the core product line (swing sets, slides, accessories and climbing units) were down
15.8 percent for the twelve months ended December 31, 1995, compared to the same period in 1994. Competitive pricing on the Cool Wave Slide, the loss of 300 retail outlets to competition and retailers' increased focus on controlling inventory levels all contributed to the sales decrease. The Company expects the market place for do-it-yourself home playground equipment kits to remain highly competitive with the Company both adding and losing customer accounts.

GROSS PROFIT.

Gross profit decreased $3.6 million, or 14.1 percent, and decreased as a percentage of net sales to 48.6 percent for the year ended December 31, 1995, as compared to 49.2 percent for the same period in 1994. The primary reasons for the decrease in gross profit were higher high density polyethylene costs, reduced slide pricing, an increase in the percentage of custom metal fabrication sales which carry a lower margin than the core product lines, and the impact of the allocation of fixed overhead costs to lower sales volume. These negative factors were partially offset by changes implemented in 1995 which reduced indirect labor costs and improved manufacturing efficiencies.

SELLING EXPENSES.

Selling and marketing expenses decreased $1.9 million, or 26.5 percent, and decreased as a percentage of net sales to 11.8 percent for the year ended December 31, 1995 as compared to 13.9 percent in 1994. This decrease is primarily due to a reduction in advertising and promotion costs ($1.5 million) and a decrease in commission expense ($0.4 million).



                                      (10)

                                                            Swing.N.Slide Corp.

GENERAL AND ADMINISTRATIVE EXPENSES.

General and administrative expenses decreased $0.3 million, or 7.0 percent, but increased as a percentage of net sales to 9.8 percent for the year ended December 31, 1995, as compared to 9.1 percent for the same period in 1994. The dollar decrease is mainly due to a decrease in worker's compensation costs ($0.1 million) and a decrease in the costs related to being a publicly-held company ($0.1 million).

AMORTIZATION OF INTANGIBLE ASSETS.

Amortization of financing fees, goodwill and other intangibles was $1.1 million in the year ended December 31, 1995, as compared to $5.6 million for the same period in 1994. In the fourth quarter of 1994, the remaining net book value of the noncompetition agreements was written off. In 1994, amortization costs included $4.9 million related to the noncompetition agreements.

OTHER EXPENSES AND INCOME.

Interest expense increased $3.8 million to $4.3 million for the year ended December 31, 1995, as compared to 1994. This increase is due to the interest on the debt that was incurred in connection with the Company's purchase of 3.6 million shares of its common stock at a price of $11.00 per share on January 19, 1995.

YEAR ENDED DECEMBER 31, 1994, COMPARED TO THE YEAR ENDED DECEMBER 31, 1993.

NET SALES.

Net sales increased by $0.7 million, or 1.5 percent, for the year ended December 31, 1994, as compared to the year ended December 31, 1993. A decrease in the sales of the core product line of 4.1 percent was offset by an increase in sales in the custom metal fabrication business and sales related to the introduction of the clubhouse product line in 1994. Competitive pricing pressure on the Cool Wave Slide caused the slide category to decrease 6.2 percent in dollars, even though unit sales were up 5.5 percent. Swing set sales dollars were down 8.6 percent as compared to 1993, while sales of accessories increased 1.9 percent and climbing unit sales were down 4.3 percent.

GROSS PROFIT.

Gross profit decreased $1.3 million, or 4.7 percent, and decreased as a percentage of net sales to 49.2 percent for the year ended December 31, 1994, as compared to 52.4 percent for the prior year. The decrease in gross profit was primarily due to a higher percentage of custom metal fabrication and clubhouse sales which carry lower margins than the core product lines ($0.4 million), higher plastic resin costs ($0.3 million) and an increase in depreciation ($0.3 million), temporary labor costs ($0.3 million) and external warehouse costs ($0.2 million), in the year ended December 31, 1994, as compared to 1993.

SELLING EXPENSES.

Selling expenses increased $0.7 million, or 9.9 percent, and increased as a percentage of net sales to 13.9 percent for the year ended December 31, 1994, as compared to 12.8 percent for the year ended December 31, 1993. This increase was primarily due to increased spending for advertising and promotions with retailers ($0.6 million), expenses related to the launching of Tuff Kids and international product lines ($0.4 million), an increase in compensation costs ($0.2 million) which were mitigated by a decrease in display building costs ($0.5 million).

GENERAL AND ADMINISTRATIVE EXPENSES.

General and administrative expenses increased by $0.6 million, or 15.5 percent, and increased as a percentage of net sales to 9.1 percent for the year ended December 31, 1994, as compared to 8.1 percent for the year ended December 31, 1993. This increase was mainly due to increased compensation and benefits costs ($0.4 million) and increased costs related to being a publicly held company ($0.2 million).

AMORTIZATION OF INTANGIBLE ASSETS.

Amortization of intangible assets increased $3.3 million to $5.6 million for the year ended December 31, 1994, as compared to $2.3 million for the year ended December 31, 1993. This increase was due to the write-off of the remaining net book value balance of the noncompetition agreements with the shareholders of the Predecessor Company that were entered into in connection with the acquisition.



                                      (11)

                                                            Swing.N.Slide Corp.

OTHER EXPENSES AND INCOME.

Interest expense decreased $0.6 million, or 54.0 percent, for the year ended December 31, 1994, as compared to the same period in 1993. This was mainly due to lower debt levels in 1994 than 1993 and lower average interest rates as junior subordinated notes at a 12 percent rate were paid off with borrowings at prime rate in July 1993.

LIQUIDITY AND CAPITAL RESOURCES:

On January 19, 1995, the Company purchased 3.6 million outstanding shares of its common stock at a price of $11.00 per share, or $39.6 million in the aggregate. The total amount necessary to purchase such shares and pay the related fees and expenses was approximately $40.3 million which was funded by the proceeds borrowed under the term loan facility described below.

In connection with the purchase of shares of common stock, the Company's operating subsidiary, Newco, Inc., entered into a credit agreement covering a revolving loan facility and a term loan facility whereby Newco, Inc. may borrow up to an aggregate of $10.0 million and $45.0 million, respectively. The revolving loan facility is in effect until January 19, 2001. Borrowings under the term loan facility are due in twelve semi-annual amounts through December 31, 2000. In addition, mandatory prepayments are required based on excess cash flows, as defined, and proceeds from sales of equity, sales of assets, or issuance of debt. Based on the excess cash flow calculation for the year ended December 31, 1995, a mandatory prepayment of approximately $0.9 million is required. This amount has been classified as part of the current portion of long-term debt.

The Company's primary sources of working capital are cash flows from operations and borrowings under the revolving loan facility. Borrowings under the revolving loan facility are limited to specified percentages of inventories and accounts receivable, not to exceed $10.0 million. Under the credit agreement, interest on borrowings is payable quarterly, at either (i) the greater of 1.5 percent over the bank's prime rate or 2.0 percent over the federal funds rate, or (ii) 2.75 percent over the LIBOR rate, at the Company's option. At December 31, 1995, the bank's prime rate was 8.50 percent and the LIBOR rate was approximately 5.56 percent. The Company is subject to an annual commitment fee of 0.5 percent of the daily unused portion of the commitment. The borrowings under the credit agreement are secured by substantially all of the assets of the Company. The Company is subject to certain restrictive covenants which include, among other things, restrictions on the payments of dividends or issuance of capital stock and a limitation on additional indebtedness.

Excluding the borrowings used to fund the repurchase of the Company's stock, total indebtedness decreased by approximately $7.8 million in the year ended December 31, 1995. Cash generated from operations was used to pay down the debt which included a payment of $2.5 million on June 30, 1995, and the prepayment on September 27, 1995, of the $2.5 million payment due December 31, 1995.

Inventory levels decreased $1.9 million to $6.4 million at December 31, 1995, as compared to the end of 1994. Improved manufacturing efficiencies and planned reductions in inventory levels resulted in a later start to the 1996 production season and lower inventory levels at December 31, 1995 versus December 31, 1994.

Swing-N-Slide made capital expenditures of $0.7 million for the year ended December 31, 1995. The Company expects that its level of total capital expenditures for 1996 will be similar to 1995. Swing-N-Slide believes that funds generated from operations and its capacity for borrowing will be sufficient to fund current business operations as well as future capital expenditures.

On January 4, 1996, the Company entered into an agreement with an unrelated general partnership of which one of the general partners is a group of the Company's senior management, pursuant to which the general partnership commenced a tender offer for up to 3,510,000 shares of Common Stock of the Company at a purchase price of $6.50 per share. This tender offer was completed on February 15, 1996. The agreement also provided that the general partnership would invest additional funds through the purchase of the Company's newly authorized convertible debentures. On February 15, 1996, the general partnership invested $4.3 million through the purchase of 10 percent convertible subordinated debentures. The debentures are convertible at the rate of one share of Common Stock for each $4.80 principal amount of debentures. The partnership intends to invest, at a minimum, an additional $0.7 million. As a requirement of the American Stock Exchange, Inc., stockholder approval may be required before the additional debentures are purchased. The proceeds from the issuance of the debentures were used to pay down approximately $1.7 million of the Company's term loan and to pay fees associated with the tender offer and issuance of the debentures.


                                      (12)

                                                            Swing.N.Slide Corp.

PENDING ACCOUNTING CHANGES:

The Company has applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock option plans. Accordingly, because there was no intrinsic value at the date of grant, no compensation cost has been recognized. No decision has been reached as to how the Company will apply, beginning in 1996, recently issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which permits the Company to continue accounting for stock options in the same manner with fair value disclosures or to measure compensation cost by the fair value of stock options granted after January 1, 1995.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.



                                      (13)

                                                            Swing.N.Slide Corp.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


Index to Financial Statements:

                                                                 Form 10-K
                                                                Page Number
                                                                -----------
SWING-N-SLIDE CORP.:

 Report of Independent Auditors................................     15

 Consolidated Balance Sheets at December 31, 1994 and 1995.....     16

 For the years ended December 31, 1993, 1994 and 1995:
  - Consolidated Statements of Income..........................     17
  - Consolidated Statements of Stockholders' Equity (deficit)..     18
  - Consolidated Statements of Cash Flows......................     19

 Notes to Consolidated Financial Statements....................  20-25


                                      (14)

                                                             Swing.N.Slide Corp.



Report of Ernst & Young LLP, Independent Auditors



Board of Directors and Stockholders
Swing-N-Slide Corp.

     We have audited the accompanying consolidated balance sheets of Swing-N-Slide Corp. (the Company) as of December 31, 1994 and 1995, and the related consolidated statements of income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. Our audits also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                                               /s/  ERNST & YOUNG LLP
Madison, Wisconsin                     ----------------------------------------
January 30, 1996                                    Ernst & Young LLP





                                      (15)

                                                                                                                 Swing.N.Slide Corp.
CONSOLIDATED BALANCE SHEETS


                                                                                                   DECEMBER 31,
                                                                                     1994                                 1995
                                                                                   --------------------------------------------
                                                                                                  (In Thousands)

ASSETS
Current assets:
    Cash........................................................................   $     7                              $      7
    Accounts receivable, less allowance for doubtful accounts of $75 and $91....     4,482                                 4,569
    Other receivables...........................................................       210                                   165
    Refundable income taxes.....................................................       564                                    --
    Inventories.................................................................     8,258                                 6,405
    Prepaid expenses............................................................       709                                   967
    Deferred income taxes.......................................................        95                                    50
                                                                                   --------------------------------------------
Total current assets............................................................    14,325                                12,163

Property, plant and equipment, net..............................................     6,919                                 6,302
Deferred financing and other costs, net of accumulated amortization
   of $132 and $425.............................................................       198                                 1,504
Patent cost, net of accumulated amortization of $19 and $136....................     1,381                                 1,264
Deferred income taxes...........................................................     1,615                                 1,030
Goodwill, net of accumulated amortization of $1,804 and $2,429..................    23,172                                22,322
                                                                                   ---------------------------------------------
                                                                                   $47,610                               $44,585
                                                                                   =============================================

                                                                                                   DECEMBER 31,
                                                                                     1994                                 1995
                                                                                   ---------------------------------------------
                                                                                                  (In Thousands)
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
    Revolving loan.............................................................    $ 7,450                              $  1,700
    Accounts payable...........................................................      2,875                                 2,252
    Accrued income taxes.......................................................         --                                    49
    Accrued expenses...........................................................      1,722                                 1,342
    Current portion of long-term debt..........................................        100                                 6,901
                                                                                   ---------------------------------------------
Total current liabilities......................................................     12,147                                12,244

Long-term debt, net of current portion.........................................         38                                33,137

Commitments and contingent liability (notes 3 and 9)

STOCKHOLDERS' EQUITY (DEFICIT):
    Preferred stock, $.01 par value, 5,000,000 shares authorized, no shares
      issued or outstanding....................................................         --                                    --
    Common stock, $.01 par value, 25,000,000 shares authorized, 9,600,000
      shares issued............................................................         96                                    96
    Class B common stock, $.01 par value, 1,750,000 shares authorized, no
      shares issued or outstanding.............................................         --                                    --
    Additional paid-in capital.................................................     27,631                                27,631
    Excess purchase price over predecessor basis...............................     (5,627)                               (5,627)
    Retained earnings..........................................................     13,325                                17,452
    Cost of 3,600,000 shares of common stock in treasury.......................         --                               (40,348)
                                                                                   ---------------------------------------------
Total stockholders' equity (deficit)...........................................     35,425                                  (796)
                                                                                   ---------------------------------------------
                                                                                   $47,610                               $44,585
                                                                                   =============================================

See accompanying notes.

                                     (16)

                                                            Swing.N.Slide Corp.

CONSOLIDATED STATEMENTS OF INCOME


                                                                                           YEAR ENDED DECEMBER 31,
                                                                                1993                   1994                    1995
                                                                             ------------------------------------------------------
                                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net sales................................................................    $51,074                $51,816                 $45,077
Cost of goods sold.......................................................     24,305                 26,316                  23,175
                                                                             ------------------------------------------------------
Gross profit.............................................................     26,769                 25,500                  21,902

Operating expenses:
    Selling..............................................................      6,555                  7,207                   5,296
    General and administrative...........................................      4,113                  4,750                   4,416
    Amortization of intangible assets....................................      2,315                  5,634                   1,059
                                                                             ------------------------------------------------------
                                                                              12,983                 17,591                  10,771
                                                                             ------------------------------------------------------
Operating income.........................................................     13,786                  7,909                  11,131

Other expense:
    Interest expense.....................................................      1,149                    529                   4,312
    Other, net...........................................................         68                      2                      92
                                                                            -------------------------------------------------------
Total other expense......................................................      1,217                    531                   4,404
                                                                             ------------------------------------------------------

Income before income taxes...............................................     12,569                  7,378                   6,727
Provision (credit) for income taxes:
    Current..............................................................      4,257                  3,857                   1,745
    Deferred.............................................................        (80)                (1,295)                    630
    Benefit applied to reduce goodwill...................................        430                    225                     225
                                                                             ------------------------------------------------------
                                                                               4,607                  2,787                   2,600
                                                                             ------------------------------------------------------
Net income...............................................................    $ 7,962                $ 4,591                 $ 4,127
                                                                             ======================================================
Net income per share.....................................................    $   .83                $   .48                 $   .67
                                                                             ======================================================
Weighted average number of common shares outstanding.....................      9,600                  9,600                   6,178
                                                                             ======================================================

See accompanying notes.

                                     (17)

                                                                                                                Swing.N.Slide Corp.
Consolidated Statements of Stockholders' Equity (deficit)




                                                                                  Excess
                                                                                  Purchase
                                                                 Additional      Price Over
                                               Common              Paid-In      Predecessor    Retained    Treasury
                                                Stock               Capital        Basis       Earnings     Stock      Total
                                         -----------------------------------------------------------------------------------------
                                                                                (In Thousands)

Balance at December  31, 1992..........  $      96              $ 27,631       $ (5,627)     $    772      $      -       $ 22,872
    Net income.........................          -                     -              -         7,962             -          7,962
Balance at December 31, 1993...........         96                27,631          (5,627)       8,734             -         30,834
    Net income.........................          -                     -               -        4,591             -          4,591
Balance at December 31, 1994...........         96                27,631          (5,627)      13,325             -         35,425
    Purchase of Common Stock for Treasury        -                     -               -            -       (40,348)       (40,348)
    Net income.........................          -                     -               -        4,127             -          4,127
                                          ----------------------------------------------------------------------------------------
Balance at December 31, 1995...........   $     96              $ 27,631        $ (5,627)    $ 17,452      $(40,348)      $   (796)
                                          ========================================================================================



See accompanying notes



                                                               (18)

                                                                                                                 Swing.N.Slide Corp.

Consolidated Statements of Cash Flows



                                                                                YEAR ENDED DECEMBER 31,
                                                                      1993                  1994                       1995
                                                                -----------------------------------------------------------------
                                                                                        (In Thousands)

OPERATING ACTIVITIES
Net income..................................................    $  7,962                $ 4,591                          $  4,127
Adjustments to reconcile net income to net cash provided
by operating activities:
    Deferred income taxes...................................         (80)                (1,295)                              630
    Benefit applied to reduce goodwill......................         430                    225                               225
    Depreciation............................................         834                  1,134                             1,279
    Amortization............................................       2,315                  5,634                             1,059
    Other...................................................          34                       7                               29
    Changes in operating assets and liabilities:
      Accounts receivable...................................        (897)                 (1,461)                             (87)
      Other receivables.....................................        (104)                     36                               45
      Refundable income taxes...............................         320                    (356)                             564
      Inventories...........................................       1,631                  (3,468)                           1,853
      Prepaid expenses......................................          25                    (489)                            (258)
      Accounts payable......................................        (417)                    744                             (623)
      Accrued income taxes..................................           -                       -                               49
      Accrued expenses......................................        (696)                    266                             (380)
Net cash provided by operating activities                         11,357     5,568      8,512

INVESTING ACTIVITIES
Purchase of property, plant and equipment                     (1,500)   (1,591)      (669)
Purchase of patent                                                --    (1,400)        --
Other                                                             --      (155)        --
Net cash used in investing activities                         (1,500)   (3,146)      (669)

FINANCING ACTIVITIES
Net change in revolving loan                                   4,220     2,800     (5,750)
Issuance of long-term debt                                     5,000        --     45,000
Payments of long-term debt                                   (19,031)   (5,121)    (5,100)
Debt issuance costs incurred                                     (46)     (100)    (1,645)
Purchase of treasury stock                                        --        --    (40,348)
Net cash used in financing activities                         (9,857)   (2,421)    (7,843)

Net increase in cash                                              --         1         --
Cash at beginning of year                                          6         6          7
Cash at end of year                                         $      6   $     7   $      7

Supplemental disclosure of cash flows information --
     Cash paid during the year for:
        Interest                                            $  1,235   $   529   $  4,313
        Income taxes (net of refunds received)                 3,960     4,214      1,132



See accompanying notes




                                      (19)

                                                            Swing.N.Slide Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 1995


1. SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
Swing-N-Slide Corp.'s (the Company) consolidated financial statements include the accounts of Swing-N-Slide Corp. and its wholly owned subsidiary, Newco, Inc. (Newco).

NATURE OF BUSINESS
The Company operates in one business segment of designing and manufacturing outdoor playground equipment for the consumer market. Its primary product lines, kits for wooden swing sets and climbing units, plastic slides and related accessories, are sold nationwide through home improvement retail centers. The Company performs periodic credit evaluations of its customers and generally does not require collateral.

REVENUE RECOGNITION
Revenue is recognized when product is shipped to customers.

INVENTORIES
Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT
Additions to property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for financial reporting purposes and under accelerated methods for income tax purposes.

DEFERRED FINANCING AND OTHER COSTS
Costs incurred to obtain long-term financing are amortized on a straight-line basis over the term of the related debt. Other deferred costs include certain organization costs that are amortized on a straight-line basis over five years.

GOODWILL
The excess of the cost of acquisition over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over 40 years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the Company over the remaining amortization period, the Company would reduce the carrying value of the goodwill by the estimated shortfall of cash flows.

INCOME TAXES
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

NET INCOME PER SHARE
Net income per share is computed by dividing net income by the weighted average number of common shares outstanding. The effect of shares issuable under stock compensation plans is not significant.



                                      (20)

                                                            Swing.N.Slide Corp.


2. BALANCE SHEET DETAIL


                                                             DECEMBER 31
                                                            1994     1995
                                                           ----------------
                                                            (In Thousands)
Inventories consist of the following:
 Finished goods and work in process........................ $3,978   $2,137
 Raw materials.............................................  4,280    4,268
                                                            ---------------
                                                            $8,258   $6,405
                                                            ===============
Property, plant and equipment consist of the following:
 Land...................................................... $  253   $  253
 Buildings.................................................  3,071    3,117
 Shop equipment............................................  5,035    5,726
 Office equipment..........................................    605      623
 Vehicles..................................................      2        2
                                                            ---------------
                                                             8,966    9,721
 Less accumulated depreciation.............................  2,327    3,599
                                                            ---------------
                                                             6,639    6,122
 Construction in progress..................................    280      180
                                                            ---------------
                                                            $6,919   $6,302
                                                            ===============

3. BANK LINE OF CREDIT, LONG-TERM DEBT AND LEASE COMMITMENTS

Long-term debt consists of the following:
                                                             DECEMBER 31
                                                            1994     1995
                                                            ---------------
                                                            (In Thousands)
 Term loan................................................. $  --   $40,000
 Other.....................................................   138        38
                                                            ---------------
 Total long-term debt......................................   138    40,038
 Less amounts due within one year..........................   100     6,901
                                                            ---------------
                                                            $  38   $33,137
                                                            ===============


On January 19, 1995, in connection with the purchase of shares of common stock, the Company's operating subsidiary, Newco, entered into a credit agreement (Credit Agreement) covering a revolving loan facility and term loan facility, whereby Newco may borrow up to an aggregate of $10,000,000 and $45,000,000, respectively. The revolving loan facility is effective until January 19, 2001. Borrowings under the term loan facility are due in twelve semiannual amounts through December 31, 2000. In addition, mandatory prepayments are required based on excess cash flow, as defined, and proceeds from sales of equity, sales of assets, or issuance of debt. Voluntary prepayments are permitted at any time without penalty.

Borrowings under the revolving loan facility are limited to specified percentages of inventories and accounts receivable, not to exceed $10,000,000. Under the Credit Agreement, interest on borrowings is payable quarterly at LIBOR plus 2.75% or the greater of the bank's prime rate plus 1.5% or the federal funds rate plus 2.0%, at the Company's option. The Company is subject to an annual commitment fee of 0.5% of the daily unused portion of the commitment.

The borrowings under the Credit Agreement are secured by substantially all assets of the Company. The Company is subject to certain restrictive covenants which include, among other things, restrictions on the payment of dividends or issuance of capital stock and a limitation on additional indebtedness.



                                      (21)

                                                            Swing.N.Slide Corp.

The weighted average interest rate on the revolving loan facility at December 31, 1994 and 1995, is 7.7% and 10.0%, respectively.

Future maturities of long-term debt at December 31, 1995, are as follows (in thousands):     1996............   $6,901
                                                                                             1997............    7,000
                                                                                             1998............    8,000
                                                                                             1999............    9,000
                                                                                             2000............    9,137
                                                                                                               -------
                                                                                                               $40,038
                                                                                                               =======

Future minimum payments under a noncancelable operating lease total $2,115,000 and are due as follows: 1996-$207,000; 1997-$282,000; 1998-$291,000; 1999-
$299,000; 2000-$308,000; thereafter-$728,000.


4. INCOME TAXES

Deferred income taxes consist of the following:

                                                                DECEMBER 31
                                                                1994    1995
                                                               --------------
                                                               (In Thousands)
 Deferred tax assets:
  Noncompete agreement basis difference (Note 7).............. $2,481  $2,276
  Inventory basis difference..................................     47      18
  Property, plant and equipment basis differences.............     34      --
  Accrued liabilities not currently deductible for tax........    270     241
  Other.......................................................     36      34
                                                               --------------
                                                                2,868   2,569
 Deferred tax liabilities:
  Goodwill basis difference...................................    907   1,243
  Prepaid expenses currently deductible for tax...............    251     246
                                                               --------------
                                                                1,158   1,489
                                                               --------------
 Net deferred tax asset....................................... $1,710  $1,080
                                                               ==============

The components of the provision for income taxes for 1993, 1994 and 1995, consist of the following:


                                       1993      1994     1995
                                      -------------------------
                                             (In Thousands)
Current:
  Federal............................ $3,636   $ 3,360   $1,578
  State..............................    621       497      167
                                      -------------------------
                                       4,257     3,857    1,745
Deferred:
  Federal............................    (71)   (1,144)     556
  State..............................     (9)     (151)      74
                                      -------------------------
                                         (80)   (1,295)     630
Benefit applied to reduce goodwill...    430       225      225
                                      -------------------------
                                      $4,607   $ 2,787   $2,600
                                      =========================


                                      (22)

                                                            Swing.N.Slide Corp.

The provision for income taxes differs from the amount computed by applying the federal statutory rate of 35%, 34% and 34% to income before income taxes in 1993, 1994 and 1995, respectively, as follows:

                                                 1993     1994     1995
                                                ------------------------
                                                     (In Thousands)
  Taxes at statutory rate                       $4,399   $2,509   $2,287
  Effects of graduated rates                      (100)      --       --
  State income taxes, net of federal benefit       403      328      212
  Other                                            (95)     (50)     101
                                                ------------------------
                                                $4,607   $2,787   $2,600
                                                ========================


5. 401(K) PLAN

The Company sponsors a 401(k) "employee savings" plan which covers employees who have completed six months of service and are at least 21 years old. The plan requires Company contributions of 50% of each participant's deferral, not to exceed 2% of the participant's eligible income. The Company can also make discretionary contributions to the plan. The Company expensed $101,000, $173,000 and $157,000, respectively, in connection with this plan in 1993, 1994 and 1995.


6. STOCK PROGRAM

The Company's Stock Program is comprised of a Director Plan and an Employee Plan. Under the Employee Plan, certain key employees of the Company may be awarded shares of common stock or granted stock options. Under the Director Plan, certain directors of the Company may be awarded shares of common stock or granted stock options. Pursuant to an amendment adopted in 1994 to the Stock Program, Messrs. Code and Simmons are each granted options to purchase 5,000 shares of common stock on the date of each annual meeting of the Board of Directors beginning with the 1994 meeting so long as Messrs. Code and Simmons are directors of the Company on such date. The Stock Program has 510,000 shares of common stock reserved for issuance of options or awarding of shares.

Options granted under the Stock Program may be either (i) options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code, or (ii) nonqualified stock options.

Any incentive stock option that is granted under the Stock Program may not be granted at a price less than the fair market value of the stock on the date of grant. Nonqualified stock options may be granted at the exercise price established by a committee, which may be less than, equal to or greater than the fair market value of the stock on the date of grant.

Each option granted under the Stock Program may be subject to a vesting schedule and is exercisable, subject to the vesting schedule, for a period of ten years from the date of grant or, to the extent applicable, for such shorter period as determined by a committee and shall lapse upon the expiration of such periods or earlier upon termination of the participant's employment with the Company.

Through December 31, 1995, no shares of common stock have been awarded. On February 15, 1995, all previously granted outstanding stock options were amended to a price which was equal to or greater than the fair market value of the stock on February 15, 1995. The following table reflects the amended stock option grants. At December 31, 1994 and 1995, there were 360,000 and 251,780 shares available for grant, respectively.


                                      (23)

                                                             Swing.N.Slide Corp.

                                                                 Year Ended December 31
                                                                 1993     1994     1995
                                                               ------------------------
Changes in option shares are as follows:

Outstanding at beginning of year.............................      --   70,310  150,000

Granted:
  1993-$5.38 per share.......................................  70,310       --       --
  1994-$5.38 to $10.88 per share.............................      --   79,690       --
  1995-$3.63 to $5.91 per share..............................      --       --  121,680

Exercised....................................................      --       --       --
Canceled or expired..........................................      --       --  (13,460)

                                                               ------------------------
Outstanding at end of year (1995-$3.63 to $10.88 per share)..  70,310  150,000  258,220
                                                               ========================

Exercisable at December 31, 1995.............................                    73,880
                                                                                =======

The Company has applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock option plans. Accordingly, because there was no intrinsic value at the date of grant, no compensation cost has been recognized. No decision has been reached as to how the Company will apply, beginning in 1996, recently issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which permits the Company to continue accounting for stock options in the same manner with fair value disclosures or to measure compensation cost by the fair value of stock options granted after January 1, 1995.


7. RELATED-PARTY TRANSACTIONS

The Company was obligated to pay an officer of the Company an incentive bonus of 37.5% of the Company's excess earnings, as defined, for 1992 and 1993, up to a maximum payment, in the aggregate for both years, of $3,000,000. During 1993, $460,000 was earned.

Under a consulting agreement with a general partnership of which the partners are three stockholders, the Company was to pay 12.5% of the Company's excess earnings, as defined, for 1992 and 1993, up to a maximum payment, in the aggregate for both years, of $1,000,000. During 1993, $153,000 was earned.

During 1994, an additional amount of $155,000 was paid to the officer and the general partnership representing an adjustment to amounts previously paid.

The obligations of the Company referred to above were recorded as additional goodwill when earned and are amortized over the remaining life of goodwill.

During the fourth quarter of 1994, the Company recorded a charge to operations of $3,333,000 resulting from the write-off of the remaining net book value of noncompetition agreements with certain stockholders. The markets in which the Company operates have become increasingly competitive and the Company believed the key knowledge and relationships these stockholders possessed had been developed by its competitors.



                                      (24)

                                                            Swing.N.Slide Corp.

8. MAJOR CUSTOMERS

Sales to one customer were 13% and 16% of net sales during 1994 and 1995, respectively. Accounts receivable from this customer represented 49% and 41% of accounts receivable at December 31, 1994 and 1995, respectively. Sales to another customer were 11% of net sales during 1995 and accounts receivable from this customer were not significant.

9. CONTINGENT LIABILITY

The Company has been named as a defendant in the proceeding Robert Barbieri v. Swing-N-Slide Corp., Thomas R. Baer, Richard G. Mueller, Andrew W. Code, James
M. Dodson, Peter M. Gotsch, Terence S. Malone, Henry B. Pearsall and Brian P. Simmons. The complaint alleges that the Company's purchase of 3.6 million of outstanding shares of common stock, which was completed in January 1995, was the result of a deceptive and manipulative plan on the part of the individual defendants to enrich themselves. The plaintiff seeks certification of two classes of stockholders consisting of all stockholders other than the defendants at November 14, 1994 or at March 15, 1994. The relief sought includes the imposition of a constructive trust on all proceeds of the repurchase received by the defendants as well as various non-monetary forms of relief. The parties are currently conducting discovery and the Company intends to vigorously defend the claims. The Company believes it has substantial defenses to all the claims and that resolution of the claims should not have any material adverse effect on the financial condition or results of operations of the Company.


10. SUBSEQUENT EVENT

On January 4, 1996, the Company entered into an agreement with an unrelated general partnership of which one of the general partners is a group of the Company's senior management, pursuant to which the general partnership commenced a tender offer for up to 3,510,000 shares of common stock of the Company at a purchase price of $6.50 per share. The agreement also provides that within 30 days after successful completion of the tender offer, the general partnership will invest between $5,000,000 and $7,380,000 through the purchase of the Company's newly authorized convertible debentures or convertible preferred stock. The tender offer expires February 8, 1996, unless extended.


11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


                                                 1994                                            1995
                             ----------------------------------------------    ------------------------------------------
                               1st         2nd        3rd          4th           1st        2nd         3rd         4th
                             Quarter     Quarter    Quarter    Quarter/(a)/    Quarter    Quarter     Quarter     Quarter
                             ----------------------------------------------    ------------------------------------------
                                                      (In Thousands, Except Per Share Data)

Net sales                    $17,655     $23,853    $4,823        $ 5,485      $13,863    $19,643     $6,763      $4,808
Gross profit                   9,512      12,499     1,479          2,010        6,604     10,301      3,014       1,983
Net income (loss)              3,434       4,588      (582)        (2,849)       1,233      3,218         60        (384)
Net income (loss)
   per share                     .36         .48      (.06)          (.30)         .18        .54        .01        (.06)


(a) See Note 7 for adjustment recorded in the fourth quarter of 1994.





                                      (25)

                                                            Swing.N.Slide Corp.


ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None


                                      (26)

                                                            Swing.N.Slide Corp.


PART III

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning directors is incorporated by reference from the Election of Directors section of the Company's Proxy Statement for the annual meeting of stockholders on April 25, 1996. Information concerning the executive officers is included in Exhibit A, Executive Officers of Swing-N-Slide, of the Company's Proxy Statement for the annual meeting of stockholders on April 25, 1996.

ITEM 11 - EXECUTIVE COMPENSATION

Incorporated by reference from the Executive Compensation section of the Company's Proxy Statement for the annual meeting of stockholders on April 25, 1996.

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Incorporated by reference from the Security Ownership of Management and Principal Stockholders section of the Company's Proxy Statement for the annual meeting of stockholders on April 25, 1996.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference from the Executive Compensation and Certain Relationships and Related Party Transactions sections of the Company's Proxy Statement for the annual meeting of stockholders on April 25, 1996.



                                      (27)

                                                            Swing.N.Slide Corp.


PART IV

ITEM 14 - EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)  Financial Statements and Financial Statement Schedules

The following consolidated financial statements are included in Item 8:

                                                                                          Form 10-K
                                                                                         Page Number
                                                                                         -----------
SWING-N-SLIDE CORP.:
 Consolidated Balance Sheets at December 31, 1994 and 1995...........................          16

 For the years ended December 31, 1993, 1994 and 1995:
   - Consolidated Statements of Income...............................................          17
   - Consolidated Statements of Stockholders Equity (deficit)........................          18
   - Consolidated Statements of Cash Flows...........................................          19

 Notes to Consolidated Financial Statement...........................................       20-25

                                                                                          Form 10-K
                                                                                         Page Number
                                                                                         -----------
The following consolidated financial statement schedules are included in Item 14(d):

  Schedule I - Condensed Financial Information of Registrant.........................       29-30
  Schedule II - Valuation and Qualifying Accounts....................................          31

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

(b)  Reports on Form 8-K

No reports on Form 8-K were filed during the last quarter of the period covered by this report.

                                                                  Form 10-K
                                                                 Page Number
                                                                 -----------
(c)  Exhibits
       Exhibit Number
        22)  Subsidiaries.....................................        32
        23)  Consent of Independent Auditors..................        33

                                      (28)

                                                            Swing.N.Slide Corp.


CONDENSED FINANCIAL INFORMATION OF REGISTRANT - SCHEDULE I


CONDENSED BALANCE SHEET                                                                   DECEMBER 31
                                                                                       1994          1995
                                                                                     ----------------------
                                                                                         (In Thousands)

     Investment in, and amounts due from, wholly owned subsidiary.................   $35,965       $ 34,395
                                                                                     ----------------------
     Total assets.................................................................   $35,965       $ 34,395
                                                                                     ======================
     Current liabilities..........................................................   $   540       $    570
     Amounts due to wholly owned subsidiary.......................................        --         34,621
     Stockholders equity:
         Common Stock.............................................................        96             96
         Cost of 3,600,000 shares of common stock in treasury.....................       --         (40,348)
         Other stockholders' equity...............................................    35,329         39,456
                                                                                     ----------------------
                                                                                      35,425           (796)
                                                                                     ----------------------
     Total liabilities and stockholders' equity...................................   $35,965       $ 34,395
                                                                                     ======================



CONDENSED STATEMENT OF INCOME

                                                                                     YEAR ENDED DECEMBER 31
                                                                                       1993    1994    1995
                                                                                     ----------------------
                                                                                             (In Thousands)
Management fees from wholly owned subsidiary......................................   $2,000  $2,100  $2,100
Costs and expenses:
  Administrative expenses.........................................................      353     521     432
  Interest expense................................................................      552      --      --
                                                                                     ----------------------
                                                                                        905     521     432
                                                                                     ----------------------

Income before income taxes and equity in net income of subsidiary.................    1,095   1,579   1,668
Provision for income taxes........................................................      372     540     570
Equity in net income of subsidiary................................................    7,239   3,552   3,029
                                                                                     ----------------------
Net income........................................................................   $7,962  $4,591  $4,127
                                                                                     ======================

                                      (29)

                                                            Swing.N.Slide Corp.

CONDENSED STATEMENT OF CASH FLOWS

                                                       YEAR ENDED DECEMBER 31
                                                       1993     1994     1995
                                                     --------------------------
                                                             (In Thousands)

Operating Activities:
  Net Income.......................................  $ 7,962  $ 4,591  $  4,127
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Equity in net income of subsidiary.............   (7,239)  (3,552)   (3,029)
    Increase in current liabilities................      270      168    34,651
                                                     -------  -------  --------
    Net cash provided by operating activities......      993    1,207    35,749

Net cash provided by (used in) investing
 activities........................................    7,886   (1,207)    4,599

Financing Activities:
  Purchase of treasury stock.......................      --       --    (40,348)
  Payments on long-term obligations................   (8,879)     --        --
                                                     -------  -------  --------
Net cash used in financing activities..............   (8,879)     --    (40,348)
                                                     -------  -------  --------
Net increase in cash...............................      --       --        --
Cash at beginning of year..........................      --       --        --
                                                     -------  -------  --------
Cash at end of year................................  $   --   $   --   $    --
                                                     =======  =======  ========

                                      (30)

                                                            Swing.N.Slide Corp.


VALUATION AND QUALIFYING ACCOUNTS - SCHEDULE II

                                    BALANCE AT                                BALANCE AT
                                    BEGINNING                                   END OF
DESCRIPTION                          OF YEAR    ADDITIONS    DEDUCTIONS/(1)/     YEAR
- ----------------------------------------------------------------------------------------
                                                      (In Thousands)

Allowance for doubtful accounts:

  Year ended December 31, 1993        $ 46        $108           $ 29           $125
                                      ==============================================

  Year ended December 31, 1994        $125        $150           $200           $ 75
                                      ==============================================

  Year ended December 31, 1995        $ 75        $ 25           $  9           $ 91
                                      ==============================================


- --------------------------------------
(1) Uncollectible amounts written off, net of recoveries.

                                      (31)

                                                            Swing.N.Slide Corp.


EXHIBIT 22

The registrant has no parent but has the subsidiary listed below which is included in the accompanying consolidated financial statements.

Newco, Inc.  (Wisconsin Corporation) - Wholly owned


                                      (32)

                                                                      Exhibit 23



              Consent of Ernst & Young LLP, Independent Auditors




We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Swing-N-Slide Corp. Stock Program of our report dated January 30, 1996, with respect to the consolidated financial statements and schedules of Swing-N-Slide Corp. included in the Annual Report (Form 10-K) for the year ended December 31, 1995.



                                          /s/ Ernst & Young LLP

                                          ERNST & YOUNG LLP
Madison, Wisconsin
March 26, 1996

                                                            Swing.N.Slide Corp.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

                              SWING-N-SLIDE CORP.                                Date
                                                                                -------
                          By /s/ Richard G. Mueller                             3/29/96
                             ----------------------------------------------
                             Richard G. Mueller
                             Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name and Title                                               Signature           Date
- ------------------------------------------------     -------------------------  ------
RICHARD G. MUELLER                                   /s/ Richard G. Mueller     3/29/96
Chairman of the Board of Directors, President and    -------------------------
Chief Executive Officer                                  Richard G. Mueller

RICHARD E. RUEGGER                                   /s/ Richard E. Ruegger    3/29/96
Vice President-Finance, Chief Financial Officer,     -------------------------
Secretary and Treasurer (Principal Financial and         Richard E. Ruegger
Accounting Officer)

THOMAS R. BAER                                       /s/ Thomas R. Baer         3/29/96
Director                                             -------------------------
                                                         Thomas R. Baer

DAVID S. EVANS                                       /s/ David S. Evans         3/29/96
Director                                             -------------------------
                                                         David S. Evans

GEORGE N. HERRERA                                    /s/ George N. Herrera      3/29/96
Director                                             -------------------------
                                                         George N. Herrera

TERENCE S. MALONE                                    /s/ Terence S. Malone      3/29/96
Director                                             -------------------------
                                                         Terence S. Malone

ANTOINE G. TREUILLE                                  /s/ Antoine G. Treuille    3/29/96
Director                                             -------------------------
                                                         Antoine G. Treuille

CAROLINE L. WILLIAMS                                 /s/ Caroline L. Williams  3/29/96
Director                                             ------------------------
                                                         Caroline L. Williams

                                      (34)